Brian F. Faulkner
                               A PROFESSIONAL LAW CORPORATION
      27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
              T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                    E: BRIFFAULK@AOL.COM





VIA FACSIMILE AND EDGAR


October 13, 2009


David R. Humphrey, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:  TBC Global News Network, Inc.
     Form 10-K for the year ended December 31, 2008
     File No. 000-29113

Dear Mr. Humphrey:

     I am counsel to TBC Global News Network, Inc. and am in receipt of your letter to the company, dated September 25, 2009. I have been advised by management that the company is in the process of preparing its Form 10-Q for the quarter ended September 30, 2009 and that a response to this letter should be forwarded to your office not later than November 2, 2009.

     Should you have any questions, please contact me. Thank you your cooperation in this matter.

                                       Sincerely,



                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  John Fleming, TBC Global News Network, Inc.